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MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

February 19, 2021

VIA EDGAR

Mr. Christopher R. Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Goldman Sachs Trust (File Nos. 033-17619 and 811-05349) (“GST”) and Goldman Sachs Trust II (File Nos. 333-185659 and 811-22781) (“GST II”) (each, a “Registrant” and together, the “Registrants”)

Post-Effective Amendment Nos. 823 and 824 of GST and Post-Effective Amendment Nos. 111, 112, and 113 of GST II

Dear Mr. Bellacicco,

This letter responds to comments that you provided to me and Shayna Gilmore of Dechert LLP during a telephonic discussion on February 3, 2021 with respect to your review of Post-Effective Amendments Nos. 823 and 824 of GST and Post-Effective Amendments Nos. 111, 112, and 113 of GST II to the Registrants’ registration statements (each, a “PEA”), each of which were filed with Securities and Exchange Commission (“SEC”) on December 18, 2020. PEA No. 823 was filed pursuant to Rule 485(a) under the Securities Act of 1933 in connection with (i) the termination of Dividend Assets Capital, LLC (“DAC”) as sub-adviser to the Goldman Sachs Rising Dividend Growth Fund (the “Rising Dividend Growth Fund”) and the assumption by Goldman Sachs Asset Management, L.P. (the “Adviser”), the Fund’s investment adviser, of responsibility for managing the portion of the Fund’s portfolio previously managed by DAC and (ii) to make certain related changes to the description of the Fund’s principal investment strategy, which could be construed as material and have not been reviewed by the Staff previously. PEA No. 824 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of changing each of the Goldman Sachs Emerging Markets Equity Fund’s and Goldman Sachs Emerging Markets Equity Insights Fund’s (collectively, the “Funds”) sub-classification under the 1940 Act from “diversified” to “non-diversified” and the elimination of related fundamental investment restrictions, which could be construed as material and have not been reviewed by the Staff previously. PEA No. 111 was filed pursuant to Rule 485(a) to (i) incorporate all supplements filed since February 28, 2020 to the registration statement of the Goldman Sachs Multi-Manager Alternatives Fund, including those reflecting changes to the Fund’s sub-advisers; and (ii) make certain other disclosure changes. PEA 112 was filed pursuant to Rule 485(a) to (i) incorporate all supplements filed since February 28, 2020 to the registration statement of the Multi-Manager International Equity Fund and Multi-Manager U.S. Small Cap Equity Fund, including those reflecting changes to the Funds’ sub-advisers; and (ii) make certain other disclosure changes. PEA 113 was filed pursuant to Rule 485(a) to (i) incorporate all supplements filed since February 28, 2020 to the registration statement of the Goldman Sachs Multi-Manager Global Equity Fund, Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, and Goldman Sachs Multi-Manager Real Assets Strategy Fund; and (ii) make certain other disclosure changes. We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the applicable registration statement.

All PEAs

1.

Comment: Please respond to our comments in writing and file it as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide us revised disclosure with your letter. For brevity, we have not repeated our comments. Please consider whether one comment applies to multiple funds or filings and respond accordingly.

Response: The Registrants acknowledge the comments and have addressed them accordingly.

2.	Comment: Please provide the completed fee and expense tables for the funds covered by each PEA.

Response: The Registrants have included the completed fee and expense tables for each GST Fund and GST II Fund in Appendix A and Appendix B, respectively.

3.	Comment: Please reorder the principal risks of each Fund in order of importance rather than alphabetically.

Response: The Registrants respectfully decline to make the requested change. The Registrants are not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrants believe that the current disclosure adequately and clearly describes the principal risks of investing in each Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors.

In an effort to clarify the presentation of each Fund’s principal risks, the Registrants have included a version of the following disclosure at the beginning of the “Summary—Principal Risks” and “Risks of the Funds” sections of each Fund’s prospectus:

The risks applicable to each Fund are presented below in alphabetical order, and not in the order of importance or potential exposure.

GST PEA 823

1.

Comment: In the “Principal Risks of the Fund” sub-section of the “Goldman Sachs Income Builder Fund—Summary” section of the Prospectus, and the “Risks of the Fund” section of the Prospectus, please tailor the disclosure in “Derivatives Risk” to reference total return swaps, which are discussed in the Goldman Sachs Income Builder Fund’s (the “Income Builder Fund” and together with the “Rising Dividend Growth Fund, the “Funds” and each a “Fund”) principal strategy. Please refer to the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Income Builder Fund has revised the “Derivatives Risk” disclosure in the “Principal Risks of the Fund” sub-section of the “Goldman Sachs Income Builder Fund—Summary” section of the Prospectus to the following:

Derivatives Risk. The Fund’s use of options, futures, swaps (including credit default swaps and total return swaps) and other derivative instruments may result in losses. These instruments, which may pose risks in addition to and greater than those associated with investing directly in securities, currencies or other instruments, may be illiquid or less liquid, volatile, difficult to price and leveraged so that small changes in the value of the underlying instruments may produce disproportionate losses to the Fund. Certain derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligations. The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with investments in more traditional securities and instruments.

2.

Comment: In the “Principal Risks of the Fund” sub-section of the “Goldman Sachs Income Builder Fund—Summary” section, and the “Risks of the Fund” section of the Prospectus, please revise the disclosure in “Option Writing Risk” to include a discussion of the risks of writing put options.

Response: The Income Builder Fund has revised the “Option Writing Risk” disclosure in the “Principal Risks of the Fund” sub-section of the “Goldman Sachs Income Builder Fund—Summary” section of the Prospectus to the following:

Option Writing Risk. Writing (selling) options may limit the opportunity to profit from an increase or decrease in the market value of a reference security in exchange for up-front cash (the premium) at the time of selling the option. In a sharp rising or falling market, the Fund could significantly underperform the market or other portfolios without an option writing strategy. The Fund could also experience a sudden, significant permanent loss due to dramatic movements in the market value of reference security, which may far exceed the premiums received for writing the option. Such significant losses could cause significant deteriorations in the Fund’s NAV. Furthermore, the premium received from the Fund’s option writing strategies may not fully protect it against market movements because the Fund will continue to bear the risk of movements in the value of its portfolio investments.

Additionally, the Income Builder Fund has revised the “Option Writing Risk” disclosure in the “Risks of the Fund” section of the Prospectus to the following:

Option Writing Risk—When the Fund writes (sells) a call or put option, it receives up-front cash (the premium) at the time of selling the option but limits its opportunity to profit from an increase or decrease, respectively, in the market value of the reference security beyond the exercise price of the option. In a sharp rising or falling market, the Fund could significantly underperform the market or other portfolios without an option writing strategy. The Fund could also experience a sudden, significant permanent loss due to dramatic movements in the market value of a reference security, which may far exceed the premiums received for writing the option. Such significant losses could cause significant deteriorations in the Fund’s NAV. The premium received from the Fund’s option strategies may not fully protect it against market movements. Cash received from premiums will enhance return in moderately rising or falling markets, but the Fund will continue to bear the risk of movements in the value of the investments held in its portfolio. The benefit from writing an option is limited to the amount of premium received.

3.

Comment: In the “Principal Strategy” sub-section of the “Goldman Sachs Rising Dividend Growth Fund—Summary” section of the Prospectus, under the “MLP & Energy Infrastructure Investments” heading, the first sentence refers to the “Investment Adviser’s “Energy & Infrastructure (“E&I”) team.” Please clarify whether this should refer to the “MLP & Energy Infrastructure Team.”

Response: The Prospectus has been revised to refer to the “Energy Infrastructure & Renewables team,” which appropriately describes the group within the Adviser’s organization that manages the Fund’s MLP & Energy Infrastructure Sleeve.

4.	Comment: Please confirm whether the Rising Dividend Growth Fund’s MLP investments will include general partnership interests in the MLPs in which the Fund invests.

Response: The Rising Dividend Growth Fund confirms that it does not currently intend to invest directly in general partnership interests in MLPs.

5.

Comment: In the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus, the third bullet point in the “GSAM’s Fixed Income Investment Philosophy” sub-section refers to the Adviser considering environmental, social and governance factors as part of the fundamental credit analysis and portfolio construction process for the Income Builder Fund. Please confirm whether such considerations will be part of the Income Builder Fund’s principal investment strategy.

Response: Environmental, social and governance factors may be considered as part of the fundamental research and portfolio construction process for the Income Builder Fund. In addition, the Registrant has added the following sentence to the “Principal Strategy” sub-section of the “Goldman Sachs Income Builder Fund—Summary” section of the Prospectus:

“The Investment Adviser employs a dynamic fundamental investment process that may integrate environmental, social and governance (“ESG”) factors with traditional fundamental factors. No one factor or consideration is determinative in the fundamental investment process.”

6.

Comment: In the “Each Fund” sub-section of the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus, it is stated that investments in derivatives are counted toward each Fund’s 80% policy. Please confirm that derivatives will be marked-to-market for purposes of determining compliance with the 80% policy.

Response: The applicable Funds confirm that they will value a derivative instrument based upon its market value for purposes of their respective 80% investment policies.

7.

Comment: Please confirm that the Rising Dividend Growth Fund’s management fee waiver will remain in effect through at least February 26, 2022. Note that the second paragraph under “Service Providers – Management Fee and Other Expenses” states that the Rising Dividend Growth Fund’s management fee waiver will remain in effect through at least June 30, 2021.

Response: The Rising Dividend Growth Fund has revised the disclosure to reflect that the management fee waiver for the Rising Dividend Growth Fund will remain in effect through at least February 28, 2022.

8.

Comment: Under “Service Providers – Management Fee and Other Expenses,” please update the disclosure to include a statement that discussion regarding the basis for the Board of Trustees’ approval of the Management Agreement is available in the Fund’s annual or semi-annual report to shareholders.

Response: The Registrant has incorporated the comment.

9.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments across the multi-share class and Class P share prospectuses for each Fund.

Response: The Registrant has incorporated the comment.

GST II PEA 111

1.

Comment: Please clarify in the Statement of Additional Information (“SAI”) that the contractual fee waivers applicable to the Goldman Sachs Multi-Manager Alternatives Fund will remain in effect through February 28, 2022.

Response: The Registrant has updated the SAI to reflect this change.

GST II PEA 113

1.

Comment: The portfolio turnover rate of the Goldman Sachs Multi-Manager Non-Core Fixed Income Fund was 150% in 2019. If the Fund’s portfolio turnover rate is expected to exceed 100% going forward, please disclose the risks associated with a high portfolio turnover rate.

Response: The Fund has incorporated the following disclosure in the “Summary—Principal Risks of the Fund” section of the prospectus:

Portfolio Turnover Rate Risk. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Fund and its shareholders, and is also likely to result in short-term capital gains taxable to shareholders.

2.	Comment: Please confirm which kinds of investments held by the Goldman Sachs Multi-Manager Real Assets Strategy Fund pay dividends.

Response: The Fund’s portfolio currently consists primarily of investments in shares of real estate investment trusts (“REITs”) and common stock. The REITs in which the Fund invests generally pay dividends. In addition, certain of the issuers in which the Fund owns common stock pay dividends.

3.	Comment: Please clarify the cross reference in the “Description of Investment Securities and Practices—Special Risk Considerations Relating to California Municipal Obligations” section of the SAI.

Response: The Registrant has updated the SAI to reflect this change.

*             *             *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3392 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Sincerely,

/s/ Matthew Barsamian

Matthew Barsamian

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Shayna Gilmore, Dechert LLP

Appendix A

Fees and Expenses of the Goldman Sachs Income Builder Fund (Class A, Class C, Institutional, Investor and Class R6 Shares)

	Class A	Class C	Institutional	Investor	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None

	Class A	Class C	Institutional	Investor	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.52%	0.52%	0.52%	0.52%	0.52%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	None
Other Expenses[2]	0.18%	0.43%	0.10%	0.18%	0.09%
Service Fees	None	0.25%	None	None	None
All Other Expenses	0.18%	0.18%	0.10%	0.18%	0.09%
Acquired Fund Fees and Expenses[3]	0.01%	0.01%	0.01%	0.01%	0.01%

Total Annual Fund Operating Expenses	0.96%	1.71%	0.63%	0.71%	0.62%
Fee Waiver and Expense Limitation[4]	(0.15%)	(0.15%)	(0.15%)	(0.15%)	(0.15%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.81%	1.56%	0.48%	0.56%	0.47%

[1]	A contingent deferred sales charge (“CDSC”) of 1.00% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The “Other Expenses” for Class A, Class C and Investor Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[3]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[4]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee of 0.44% as an annual percentage of daily net assets; (ii) waive a portion of its management fee in an amount equal to any management fees it earns as an investment adviser to the affiliated funds in which the Fund invests; and (iii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets. These arrangements will remain in effect through at least February 28, 2022, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Fees and Expenses of the Goldman Sachs Income Builder Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.52%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.09%
Acquired Fund Fees and Expenses[1]	0.01%

Total Annual Fund Operating Expenses	0.62%

Fee Waiver and Expense Limitation[2]	(0.15%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.47%

[1]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[2]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee of 0.44% as an annual percentage of daily net assets; (ii) waive a portion of its management fee in an amount equal to any management fees it earns as an investment adviser to the affiliated funds in which the Fund invests; and (iii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets. These arrangements will remain in effect through at least February 28, 2022, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Income Builder Fund (Class A, Class C, Institutional, Investor and Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$628	$825	$1,038	$1,650

Class C Shares
- Assuming complete redemption at end of period	$259	$524	$914	$2,007
- Assuming no redemption	$159	$524	$914	$2,007

Institutional Shares	$49	$187	$336	$772

Investor Shares	$57	$212	$380	$868

Class R6 Shares	$48	$183	$331	$760

Expense Example of the Goldman Sachs Income Builder Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$48	$183	$331	$760

Fees and Expenses of the Goldman Sachs Rising Dividend Growth Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	Class A	Class C	Institutional	Investor	Class R	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Investor	Class R	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses	0.28%	0.53%	0.16%	0.28%	0.28%	0.15%
Service Fees	None	0.25%	None	None	None	None
All Other Expenses	0.28%	0.28%	0.16%	0.28%	0.28%	0.15%

Total Annual Fund Operating Expenses	1.28%	2.03%	0.91%	1.03%	1.53%	0.90%
Fee Waivers and Expense Limitation[2]	(0.25%)	(0.25%)	(0.19%)	(0.25%)	(0.25%)	(0.19%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	1.03%	1.78%	0.72%	0.78%	1.28%	0.71%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate of 0.67% as an annual percentage of the Fund’s average daily net assets; and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. Additionally, Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s transfer agent, has agreed to waive a portion of its transfer agency fee (a component of “Other Expenses”) equal to 0.06% as an annual percentage rate of the average daily net assets attributable to Class A, Class C, Investor, and Class R Shares of the Fund. These arrangements will remain in effect through at least February 28, 2022, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Fees and Expenses of the Goldman Sachs Rising Dividend Growth Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses	0.15%

Total Annual Fund Operating Expenses	0.90%
Fee Waiver and Expense Limitation[1]	(0.19%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.71%

[1]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate of 0.67% as an annual percentage of the Fund’s average daily net assets; and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. These arrangements will remain in effect through at least February 28, 2022, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Rising Dividend Growth Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$649	$910	$1,191	$1,989

Class C Shares
- Assuming complete redemption at end of period	$281	$612	$1,070	$2,339
- Assuming no redemption	$181	$612	$1,070	$2,339

Institutional Shares	$74	$271	$485	$1,102

Investor Shares	$80	$303	$544	$1,237

Class R Shares	$130	$459	$811	$1,802

Class R6 Shares	$73	$268	$480	$1,090

Expense Example of the Goldman Sachs Rising Dividend Growth Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$73	$268	$480	$1,090

Fees and Expenses of the Goldman Sachs China Equity Fund (Class A, Class C, Institutional, Investor and Class R6 Shares)

	Class A	Class C	Institutional	Investor	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None

	Class A	Class C	Institutional	Class R	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	None
Other Expenses[2]	0.85%	1.10%	0.73%	0.85%	0.72%
Service Fees	None	0.25%	None	None	None
All Other Expenses	0.85%	0.85%	0.73%	0.85%	0.72%

Total Annual Fund Operating Expenses	2.10%	2.85%	1.73%	1.85%	1.72%
Fee Waiver and Expense Limitation[3]	(0.65)%	(0.65)%	(0.58)%	(0.65)%	(0.58)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	1.45%	2.20%	1.15%	1.20%	1.14%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The “Other Expenses” for Class A, Class C and Investor Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[3]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.114% of the Fund’s average daily net assets. Additionally, Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s transfer agent, has agreed to waive a portion of its transfer agency fee (a component of “Other Expenses”) equal to 0.07% as an annual percentage rate of the average daily net assets attributable to Class A, Class C, and Investor Shares of the Fund. These arrangements will remain in effect through at least February 28, 2022, and prior to such date the Investment Adviser and Goldman Sachs (as applicable) may not terminate the arrangements without the approval of the Board of Trustees.

Fees and Expenses of the Goldman Sachs China Equity Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses	0.72%

Total Annual Fund Operating Expenses	1.72%
Expense Limitation[1]	(0.58)%

Total Annual Fund Operating Expenses After Expense Limitation	1.14%

[1]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.114% of the Fund’s average daily net assets through at least February 28, 2022, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs China Equity Fund (Class A, Class C, Institutional, Investor and Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$689	$1,112	$1,560	$2,799

Class C Shares
- Assuming complete redemption at end of period	$323	$822	$1,446	$3,129
- Assuming no redemption	$223	$822	$1,446	$3,129

Institutional Shares	$117	$488	$884	$1,993

Investor Shares	$122	$519	$940	$2,116

Class R6 Shares	$116	$485	$879	$1,982

Expense Example of the Goldman Sachs China Equity Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$116	$485	$879	$1,982

Fees and Expenses of the Goldman Sachs Emerging Markets Equity Fund (Class A, Class C, Institutional, Service, Investor and Class R6 Shares)

	Class A	Class C	Institutional	Service	Investor	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Investor	Class R	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.01%	1.01%	1.01%	1.01%	1.01%	1.01%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	0.25%	None	None
Other Expenses[2]	0.27%	0.52%	0.15%	0.40%	0.27%	0.14%
Service Fees	None	0.25%	None	0.25%	None	None
All Other Expenses	0.27%	0.27%	0.15%	0.15%	0.27%	0.14%
Acquired Fund Fees and Expenses	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%

Total Annual Fund Operating Expenses[3]	1.56%	2.31%	1.19%	1.69%	1.31%	1.18%
Expense Limitation[4]	(0.18)%	(0.18)%	(0.12)%	(0.12)%	(0.18)%	(0.12)%

Total Annual Fund Operating Expenses After Expense Limitation	1.38%	2.13%	1.07%	1.57%	1.13%	1.06%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The “Other Expenses” for Class A, Class C and Investor Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[3]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[4]

The Investment Adviser has agreed to: (i) waive a portion of its management fee payable by the Fund in order to achieve an effective net management fee rate of 0.90% as an annual percentage of the Fund’s average daily net assets and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.104% of the Fund’s average daily net assets. Additionally, Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s transfer agent, has agreed to waive a portion of its transfer agency fee (a component of “Other Expenses”) equal to 0.06% as an annual percentage rate of the average daily net assets attributable to Class A, Class C, and Investor Shares of the Fund. These arrangements will remain in effect through at least February 28, 2022, and prior to such date, the Investment Adviser and Goldman Sachs (as applicable) may not terminate the arrangements without the approval of the Board of Trustees.

Fees and Expenses of the Goldman Sachs Emerging Markets Equity Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.01%
Other Expenses	0.14%
Acquired Fund Fees and Expenses	0.03%

Total Annual Fund Operating Expenses[1]	1.18%
Expense Limitation[2]	(0.12)%

Total Annual Fund Operating Expenses After Expense Limitation	1.06%

[1]

The Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[2]

The Investment Adviser has agreed to: (i) waive a portion of its management fee payable by the Fund in order to achieve an effective net management fee rate of 0.90% as an annual percentage of the Fund’s average daily net assets and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.104% of the Fund’s average daily net assets. These arrangements will remain in effect through at least February 28, 2022, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Emerging Markets Equity Fund (Class A, Class C, Institutional, Service, Investor and Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$683	$999	$1,337	$2,290

Class C Shares
- Assuming complete redemption at end of period	$316	$704	$1,219	$2,632
- Assuming no redemption	$216	$704	$1,219	$2,632

Institutional Shares	$109	$366	$643	$1,433

Service Shares	$160	$521	$907	$1,988

Investor Shares	$115	$397	$701	$1,563

Class R6 Shares	$108	$363	$637	$1,421

Expense Example of the Goldman Sachs Emerging Markets Equity Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$108	$363	$637	$1,421

Fees and Expenses of the Goldman Sachs ESG Emerging Markets Equity Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	Class A	Class C	Institutional	Investor	Class R	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Investor	Class R	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.98%	0.98%	0.98%	0.98%	0.98%	0.98%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses	4.98%	5.23%	4.86%	4.98%	4.98%	4.85%
Service Fees	None	0.25%	None	None	None	None
All Other Expenses	4.98%	4.98%	4.86%	4.98%	4.98%	4.85%

Total Annual Fund Operating Expenses[2]	6.21%	6.96%	5.84%	5.96%	6.46%	5.83%
Expense Limitation[3]	(4.74)%	(4.74)%	(4.70)%	(4.74)%	(4.74)%	(4.70)%

Total Annual Fund Operating Expenses After Expense Limitation	1.47%	2.22%	1.14%	1.22%	1.72%	1.13%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The “Other Expenses” for Class A, Class C, Investor and Class R Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[3]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.124% of the Fund’s average daily net assets. Additionally, Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s transfer agent, has agreed to waive a portion of its transfer agency fee (a component of “Other Expenses”) equal to 0.04% as an annual percentage rate of the average daily net assets attributable to Class A, Class C, Class R and Investor Shares of the Fund. These arrangements will remain in effect through at least February 28, 2022, and prior to such date, the Investment Adviser and Goldman Sachs (as applicable) may not terminate the arrangements without the approval of the Board of Trustees.

Fees and Expenses of the Goldman Sachs ESG Emerging Markets Equity Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.98%
Other Expenses	4.85%

Total Annual Fund Operating Expenses[1]	5.83%
Expense Limitation[2]	(4.70)%

Total Annual Fund Operating Expenses After Expense Limitation	1.13%

[1]	The “Other Expenses” for Class P Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.124% of the Fund’s average daily net assets through at least February 28, 2022, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs ESG Emerging Markets Equity Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$691	$1,892	$3,063	$5,871

Class C Shares
- Assuming complete redemption at end of period	$325	$1,628	$2,976	$6,123
- Assuming no redemption	$225	$1,628	$2,976	$6,123

Institutional Shares	$116	$1,319	$2,502	$5,373

Investor Shares	$124	$1,350	$2,551	$5,456

Class R Shares	$175	$1,490	$2,767	$5,799

Class R6 Shares	$115	$1,316	$2,498	$5,366

Expense Example of the Goldman Sachs ESG Emerging Markets Equity Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$115	$1,316	$2,498	$5,366

Fees and Expenses of the Goldman Sachs Emerging Markets Equity Insights Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	Class A	Class C	Institutional	Investor	Class R	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Investor	Class R	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses[2]	0.28%	0.53%	0.16%	0.28%	0.28%	0.15%
Service Fees	None	0.25%	None	None	None	None
All Other Expenses	0.28%	0.28%	0.16%	0.28%	0.28%	0.15%

Total Annual Fund Operating Expenses	1.53%	2.28%	1.16%	1.28%	1.78%	1.15%
Expense Limitation[3]	(0.07)%	(0.07)%	(0.07)%	(0.07)%	(0.07)%	(0.07)%

Total Annual Fund Operating Expenses After Expense Limitation	1.46%	2.21%	1.09%	1.21%	1.71%	1.08%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The “Other Expenses” have been restated to reflect expenses expected to be incurred during the current fiscal year.
[3]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.054% of the Fund’s average daily net assets through at least February 28, 2022, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Fees and Expenses of the Goldman Sachs Emerging Markets Equity Insights Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses	0.15%

Total Annual Fund Operating Expenses	1.15%
Expense Limitation[1]	(0.07)%

Total Annual Fund Operating Expenses After Expense Limitation	1.08%

[1]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.054% of the Fund’s average daily net assets through at least February 28, 2022, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Emerging Markets Equity Insights Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$690	$1,000	$1,332	$2,268
Class C Shares
- Assuming complete redemption at end of period	$324	$706	$1,214	$2,610
- Assuming no redemption	$224	$706	$1,214	$2,610

Institutional Shares	$111	$362	$632	$1,403

Investor Shares	$123	$399	$696	$1,539

Class R Shares	$174	$553	$958	$2,089

Class R6 Shares	$110	$358	$626	$1,391

Expense Example of the Goldman Sachs Emerging Markets Equity Insights Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$110	$358	$626	$1,391

Fees and Expenses of the Goldman Sachs International Equity Insights Fund (Class A, Class C, Institutional, Service, Investor, Class R and Class R6 Shares)

	Class A	Class C	Institutional	Service	Investor	Class R	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None	None

	Class A	Class C	Institutional		Investor	Class R	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	0.25%	None	0.50%	None
Other Expenses[2]	0.22%	0.47%	0.10%	0.35%	0.22%	0.22%	0.09%
Service Fees	None	0.25%	None	None	None	None	None
Shareholder Administration Fees	None	None	None	0.25%	None	None	None
All Other Expenses	0.22%	0.22%	0.10%	0.10%	0.22%	0.22%	0.09%

Total Annual Fund Operating Expenses	1.22%	1.97%	0.85%	1.35%	0.97%	1.47%	0.84%
Expense Limitation[3]	(0.06)%	(0.06)%	(0.06)%	(0.06)%	(0.06)%	(0.06)%	(0.06)%

Total Annual Fund Operating Expenses After Expense Limitation	1.16%	1.91%	0.79%	1.29%	0.91%	1.41%	0.78%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The “Other Expenses” for Class A, Class C, Class R and Investor Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[3]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets through at least February 28, 2022, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Fees and Expenses of the Goldman Sachs International Equity Insights Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses	0.09%

Total Annual Fund Operating Expenses	0.84%
Expense Limitation[1]	(0.06)%

Total Annual Fund Operating Expenses After Expense Limitation	0.78%

[1]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets through at least February 28, 2022, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs International Equity Insights Fund (Class A, Class C, Institutional, Service, Investor, Class R and Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$662	$910	$1,178	$1,941
Class C Shares
- Assuming complete redemption at end of period	$294	$613	$1,057	$2,291
- Assuming no redemption	$194	$613	$1,057	$2,291

Institutional Shares	$81	$265	$465	$1,043

Service Shares	$131	$422	$734	$1,619

Investor Shares	$93	$303	$530	$1,184

Class R Shares	$144	$459	$797	$1,752

Class R6 Shares	$80	$262	$460	$1,032

Expense Example of the Goldman Sachs International Equity Insights Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$80	$262	$460	$1,032

Fees and Expenses of the Goldman Sachs International Small Cap Insights Fund (Class A, Class C, Institutional, Investor and Class R6 Shares)

	Class A	Class C	Institutional	Investor	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None

	Class A	Class C	Institutional	Investor	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.82%	0.82%	0.82%	0.82%	0.82%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	None
Other Expenses[2]	0.23%	0.48%	0.11%	0.23%	0.10%
Service Fees	None	0.25%	None	None	None
All Other Expenses	0.23%	0.23%	0.11%	0.23%	0.10%

Total Annual Fund Operating Expenses	1.30%	2.05%	0.93%	1.05%	0.92%
Expense Limitation[3]	(0.06)%	(0.06)%	(0.06)%	(0.06)%	(0.06)%

Total Annual Fund Operating Expenses After Expense Limitation	1.24%	1.99%	0.87%	0.99%	0.86%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The “Other Expenses” for Class A, Class C and Investor Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[3]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets through at least February 28, 2022, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Fees and Expenses of the Goldman Sachs International Small Cap Insights Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.82%
Other Expenses	0.10%

Total Annual Fund Operating Expenses	0.92%
Expense Limitation[1]	(0.06)%

Total Annual Fund Operating Expenses After Expense Limitation	0.86%

[1]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets through at least February 28, 2022, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs International Small Cap Insights Fund (Class A, Class C, Institutional, Investor and Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$669	$934	$1,218	$2,027

Class C Shares
- Assuming complete redemption at end of period	$302	$637	$1,098	$2,375
- Assuming no redemption	$202	$637	$1,098	$2,375

Institutional Shares	$89	$290	$509	$1,138

Investor Shares	$101	$328	$574	$1,277

Class R6 Shares	$88	$287	$503	$1,126

Expense Example of the Goldman Sachs International Small Cap Insights Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$88	$287	$503	$1,126

Appendix B

Fees and Expenses of the Goldman Sachs Multi-Manager Alternatives Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	Class A	Class C	Institutional	Investor	Class R	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Investor	Class R	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.90%	1.90%	1.90%	1.90%	1.90%	1.90%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses[2]	2.14%	2.39%	2.01%	2.14%	2.14%	2.00%
Service Fees	None	0.25%	None	None	None	None
Dividend and Interest Payments and Other Expenses Relating to Securities Sold Short	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%
Remainder of Other Expenses	2.08%	2.08%	1.95%	2.08%	2.08%	1.94%
Acquired Fund Fees and Expenses	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%

Total Annual Fund Operating Expenses[3]	4.39%	5.14%	4.01%	4.14%	4.64%	4.00%
Fee Waiver and Expense Limitation[4]	(2.20%)	(2.20%)	(2.14%)	(2.20%)	(2.20%)	(2.14%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	2.19%	2.94%	1.87%	1.94%	2.44%	1.86%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The Fund’s “Other Expenses” have been restated to reflect expenses to be incurred during the current fiscal year.
[3]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[4]

The Goldman Sachs Asset Management, L.P. (the “Investment Adviser” or “GSAM”) or Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s transfer agent, have each agreed to the following fee waivers and expense limitations: (i) the Investment Adviser’s waiver of a portion of its management fee in order to achieve an effective net management fee rate of 1.57% as an annual percentage of the average daily net assets of the Fund; (ii) the Investment Adviser’s waiver of a portion of its management fee in an amount equal to the management fee paid to the Investment Adviser by each MMA Subsidiary (as defined below) at an annual rate of 0.42% of the MMA Subsidiary’s average daily net assets; (iii) the Investment Adviser’s reduction or limitation of “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.194% of the Fund’s average daily net assets; (iv) Goldman Sachs’ waiver of a portion of its transfer agency fee (a component of “Other Expenses”) equal to 0.06% as an annual percentage rate of the average daily net assets attributable to Class A, Class C, Investor and Class R Shares (the “TA Fee Waiver”); and (v) the Investment Adviser’s limitation of total annual operating expenses (excluding acquired fund fees and expenses, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) of Class A, Class C, Institutional, Investor, Class R and Class R6 Shares to (after the application of the TA Fee Waiver described above) 2.12%, 2.87%, 1.80%, 1.87%, 2.37% and 1.79%, respectively. The management fee waiver arrangements with respect to the fee paid by each MMA Subsidiary may not be discontinued by the Investment Adviser as long as its contract with the respective MMA Subsidiary is in place. The other arrangements will remain in effect through at least February 28, 2022, and prior to such date the Investment Adviser and Goldman Sachs (as applicable) may not terminate the arrangements without the approval of the Board of Trustees.

Fees and Expenses of the Goldman Sachs Multi-Manager Alternatives Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.90%
Other Expenses[1]	2.00%
Dividend and Interest Payments and Other Expenses Relating to Securities Sold Short	0.06%
Remainder of Other Expenses	1.94%
Acquired Fund Fees and Expenses	0.10%

Total Annual Fund Operating Expenses[2]	4.00%
Fee Waiver and Expense Limitation[3]	(2.14%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	1.86%

[1]	The “Other Expenses” for Class P Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[2]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[3]

Goldman Sachs Asset Management, L.P. (the “Investment Adviser” or “GSAM”) has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate of 1.57% as an annual percentage of the average daily net assets of the Fund; (ii) waive a portion of its management fee in an amount equal to the management fee paid to the Investment Adviser by each MMA Subsidiary (as defined below) at an annual rate of 0.42% of the MMA Subsidiary’s average daily net assets; (iii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.194% of the Fund’s average daily net assets; and (iv) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) of Class P Shares to 1.79%. The management fee waiver arrangements with respect to the fee paid by each MMA Subsidiary may not be discontinued by the Investment Adviser as long as its contract with the respective MMA Subsidiary is in place. The other arrangements will remain in effect through at least February 28, 2022, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Multi-Manager Alternatives Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$760	$1,618	$2,487	$4,705

Class C Shares
- Assuming complete redemption at end of period	$397	$1,345	$2,390	$4,989
- Assuming no redemption	$297	$1,345	$2,390	$4,989

Institutional Shares	$190	$1,025	$1,877	$4,082

Investor Shares	$197	$1,058	$1,933	$4,189

Class R Shares	$247	$1,202	$2,164	$4,600

Class R6 Shares	$189	$1,022	$1,872	$4,073

Expense Example of the Goldman Sachs Multi-Manager Alternatives Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$189	$1,022	$1,872	$4,073

Fees and Expenses of the Multi-Manager International Equity Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.14%

Total Annual Fund Operating Expenses	0.74%
Fee Waiver and Expense Limitation[1]	(0.17%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.57%

[1]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; and (ii) limit “total annual operating expenses” (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.57% of average daily net assets. Because the amount of the waiver shown in the Fund’s expense table can fluctuate based on fees paid to the Fund’s Underlying Managers, the amount may vary from year to year. These arrangements will remain in effect through at least February 28, 2022 and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Multi-Manager International Equity Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$58	$219	$395	$902

Fees and Expenses of the Multi-Manager U.S. Small Cap Equity Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.20%
Acquired Fund Fees and Expenses	0.01%

Total Annual Fund Operating Expenses[1]	0.96%
Fee Waiver and Expense Limitation[2]	(0.16%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.80%

[1]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[2]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; (ii) waive a portion of its management fee in an amount equal to any management fees it earns as an investment adviser to the affiliated funds in which the Fund invests; and (iii) limit “total annual operating expenses” (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.80% of average daily net assets. Because the amount of the waiver shown in the Fund’s expense table can fluctuate based on fees paid to the Fund’s Underlying Managers, the amount may vary from year to year. These arrangements will remain in effect through at least February 28, 2022 and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Multi-Manager U.S. Small Cap Equity Fund (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$82	$290	$515	$1,163

Fees and Expenses of the Goldman Sachs Multi-Manager Global Equity Fund (Class R6 Shares)

Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.03%
Distribution and Service (12b-1) Fees	None
Other Expenses	0.50%
Acquired Fund Fees and Expenses	0.03%

Total Annual Fund Operating Expenses[1]	1.56%
Fee Waiver and Expense Limitation[2]	(0.81%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.75%

[1]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[2]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; (ii) waive a portion of its management fee in an amount equal to any management fees it earns as an investment adviser to the affiliated funds in which the Fund invests based on the Fund’s investment in such affiliated funds; (iii) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.75% of average daily net assets; and (iv) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.10% of the Fund’s average daily net assets. Because the amount of the waiver shown in the Fund’s expense table can fluctuate based on fees paid to the Fund’s Underlying Managers, the amount waived may vary from year to year. These arrangements will remain in effect through at least February 28, 2022, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Multi-Manager Global Equity Fund (Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class R6 Shares	$77	$413	$773	$1,788

Fees and Expenses of the Goldman Sachs Multi-Manager Non-Core Fixed Income Fund (Class R6 Shares)

Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and Service (12b-1) Fees	None
Other Expenses	0.19%
Acquired Fund Fees and Expenses	0.01%

Total Annual Fund Operating Expenses[1]	1.05%
Fee Waiver and Expense Limitation[2]	(0.35%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.70%

[1]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[2]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; (ii) waive a portion of its management fee in an amount equal to any management fees it earns as an investment adviser to the affiliated funds in which the Fund invests based on the Fund’s investment in such affiliated funds; and (iii) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.70% of average daily net assets. Because the amount of the waiver shown in the Fund’s expense table can fluctuate based on fees paid to the Fund’s Underlying Managers, the amount waived may vary from year to year. These arrangements will remain in effect through at least February 28, 2022, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Multi-Manager Non-Core Fixed Income Fund (Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class R6 Shares	$72	$299	$545	$1,251

Fees and Expenses of the Goldman Sachs Multi-Manager Real Assets Strategy Fund (Class R6 Shares)

Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.21%

Total Annual Fund Operating Expenses	1.21%
Fee Waiver and Expense Limitation[1]	(0.31%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.90%

[1]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; (ii) waive a portion of its management fee in an amount equal to any management fees it earns as an investment adviser to the affiliated funds in which the Fund invests based on the Fund’s investment in such affiliated funds; and (iii) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.90% of average daily net assets. Because the amount of the waiver shown in the Fund’s expense table can fluctuate based on fees paid to the Fund’s Underlying Managers, the amount waived may vary from year to year. These arrangements will remain in effect through at least February 28, 2022, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Multi-Manager Real Assets Strategy Fund (Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class R6 Shares	$92	$353	$635	$1,439